Exhibit 5.E

EXPENSES

Expenses payable by JICA in connection with the issuance and sale of the Securities are estimated as follows (yen amounts have been translated into U.S. dollar amounts using the exchange rate of JPY 109.82 = U.S.$1.00, the spot buying rate quoted on the Tokyo Foreign Exchange on June 5, 2018, as reported by the Bank of Japan at 5:00 p.m., Tokyo time):

Securities and Exchange Commission registration fee	$754
Fiscal Agent’s fee, including printing and engraving the Securities	195,000
Printing expenses	18,700
Legal fees and expenses	100,000
Miscellaneous, including reimbursement in lieu of underwriters’ expenses	217,181

Total	$531,635